MARK L. CLELAND

                           CERTIFIED PUBLIC ACCOUNTANT

                         17430 CAMPBELL ROAD, SUITE 114
                               DALLAS, TEXAS 75252
                          972-735-0033 FAX 972-735-0035

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of Dynaresource, Inc.
Irving, Texas

I have audited the accompanying balance sheet of DynaResource, Inc. as of December 31, 1998 and the related statements of operations and accumulated deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit. The financial statements of DynaResource, Inc. of December 31, 1997 audited by other auditors whose report dated March 7, 1998, expressed an unqualified opinion on those statements.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, based on my audit and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of DynaResource, Inc. as of December 31, 1998, and 1997, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

/S/ Mark L. Cleland

Dallas, Texas
March 8, 1999

                               DYNARESOURCE, INC.

                                 BALANCE SHEETS
                           December 31, 1998 and 1997

                 ASSETS

CURRENT ASSETS:                          1998                   1997
                                    ----------            -----------
  Cash                              $  149,663            $   304,692
  Accounts receivable -                 89,986                 29,585
  Interest receivable -                  8,460                    -
  Marketable securities                  1,500                  8,076
  Other current assets                   5,000                 12,000
                                    ----------            -----------
   Total Current Assets                254,609                354,353

PROPERTY:

  Equipment (net)                       34,636                 41,683
  Mining Properties (net               175,798                675,798
                                    ----------            -----------
   Total Property                      210,434                717,481

OTHER  ASSETS:
  Investment                           847,737                    -
  Deposits                               2,900                  2,900
                                    ----------            -----------
   Total Other Assets                  850,637                  2,900

TOTAL ASSETS                        $1,315,680            $ 1,074,734
                                    ==========            ===========


                LIABILITIES AND STOCKHOLDERS' EQUITY



LIABILITIES:

STOCKHOLDERS' EQUITY:
  Common stock, $0.01 par value;
  12,500,00 and 50,000,000
  shares authorized; 3,183,907
  and 3,149,193 shares issued
  and outstanding at December
  31, 1998 and 1997 Respectively    $   31,839           $    31,492
  Additional paid-in capital         2,793,261             2,653,929
  Accumulated deficit               (1,428,915)           (1,508,182)
  Treasury stock - at cost             (80,505)             (102,505)
   Total Stockholders' Equity        1,315,680             1,074,734
                                    ----------           -----------
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                $1,315,680           $ 1,074,734








See accompanying notes

                               DYNARESOURCE, INC.

                            STATEMENTS OF OPERATIONS
                 For The Years Ended December 31, 1998 and 1997




                                              1998                   1997
REVENUE:                                   ---------            ----------

  Income                                   $  50,000            $      -
  Interest income                             16,972                 8,057
                                           ---------            ----------
   Total Revenue                              66,972                 8,057




OPERATING EXPENSE:
  Consulting                                 126,029               188,209
  Depreciation                                 7,046                 3,857
  General and Administrative                  81,331                95,008
                                           ---------            ----------
   Total Operating Expense                   214,406               287,074
                                           ---------            ----------

OTHER  (INCOME) EXPENSE
  Interest Expense                             -                     1,608
  Settlement Income                         (733,277)                -
  Write down marketable securities             6,576                 9,500
                                           ---------            ----------
   Total Other Expense                      (726,701)               11,108
                                           ---------            ----------
NET INCOME (LOSS):                         $ 579,267            $ (290,125)
                                           =========            ==========

Weighted average shares outstanding        3,158,039             2,702,514
                                           =========            ==========


INCOME (LOSS) PER SHARE                        $0.18                ($0.11)
                                           =========            ==========






See accompanying notes




                               DYNARESOURCE, INC.

           STATEMENTS OF STOCKHOLDERS' EQUITY AND ACCUMULATED DEFICIT
                           December 31, 1998 and 1997


                                          Common                       Treasury           Paid in        Accumulated
                                    Shares      Amount           Shares        Amount     Capital        Deficit
                                  ---------    --------         --------       ------    ----------      ------------

Balance, December 31, 1996        2,642,072     $26,421          -             $   -     $2,033,421      ($1,218,057)
                                  ---------    --------         --------       ------    ----------      ------------

Exercise of options and warrants    340,500       3,405                                     375,345

Acquire treasury shares                                          63,386        121,449

Issue treasury shares                                           (15,200)       (18,944)      53,756

Shares issued for notes payable
     and accrued interest            40,394         404                                     161,112

Shares issued for services          126,227       1,262                                      30,295

Net loss                                                                                                    (290,125)
                                  ---------    --------         --------       -------   ----------      ------------
Balance, December 31, 1997        3,149,193      31,492          48,186        102,505    2,653,929       (1,508,182)
                                  ---------    --------         --------       -------   ----------      ------------

Shares issued for services           34,714         347                                       8,332

Unissued shares                                                                             131,000

Issue treasury shares                                            (7,400)       (37,000)

Acquire treasury shares                                          10,000         15,000

Nonmonetary dividend                                                                                        (500,000)

Net income                                                                                                   579,267
                                  ---------    --------         --------       -------   ----------      ------------
Balance, December 31, 1998        3,183,907     $31,839          50,786        $80,505   $2,793,261      $(1,428,915)
                                  =========    ========         ========       ========  ==========      ============







See accompanying notes




  DYNARESOURCE, INC.

  STATEMENTS OF CASH FLOWS For The Years Ended December 31, 1998 and 1997

                                                               1998        1997
                                                             --------   ---------

        CASH FLOWS FROM OPERATING ACTIVITIES:
          Net income (loss)                                  $579,267   $(290,125)
          Adjustments to reconcile net income (loss) to
           net cash used by operating activities:
             Depreciation                                       7,046       3,857
             Write-down of marketable securities-related party  6,576         -
             Settlement income                               (733,277)        -
             Issuance of common stock for interest               -          1,516
             Issuance of common stock for services              8,679      31,557
          Changes in working capital:
           (Increase) decrease in

             Accounts receivable - related party              (60,400)    (29,585)
             Interest receivable - related party               (8,460)        -
             Other current assets                               7,000      17,500
           Increase (decrease) in

             Interest payable                                    -           (989)
                                                             --------   ---------
        NET CASH USED BY

          OPERATING ACTIVITIES:                              (193,569)   (266,269)
                                                             --------   ---------

        CASH FLOWS FROM INVESTING ACTIVITIES:
          Equipment purchased                                    -        (30,450)
          Investment in mining company                       (114,460)        -
          Investment in marketable securities - related party    -         (8,076)
          Deposit                                                -         (2,900)
                                                             --------   ---------
        NET CASH USED BY

          INVESTING ACTIVITIES:                              (114,460)    (41,426)
                                                             --------   ---------

        CASH FLOWS FROM FINANCING ACTIVITIES:
          Proceeds from notes                                    -        145,000
          Repay note payable                                     -         (6,000)
          Unissued stock                                      131,000         -
          Treasury stock purchased                            (15,000)   (128,949)
          Treasury stock issued                                37,000      80,200
          Exercise of options and warrants                       -        378,777
                                                             --------   ---------
        NET CASH PROVIDED
          BY FINANCING ACTIVITIES:                            153,000     469,028
                                                             --------   ---------

        NET INCREASE IN CASH:                                (155,029)    161,333

        CASH AT BEGINNING OF YEAR:                            304,692     143,359
                                                             --------   ---------

        CASH AT END OF YEAR:                                 $149,663   $ 304,692
                                                             ========   =========




See accompanying notes.

                               DYNARESOURCE, INC.

                            STATEMENT OF CASH FLOWS
                 For the Years Ended December 31, 1998 and 1997



                           SUPPLEMENTAL DISCLOSURE OF

                       CASH FLOW AND NON-CASH ACTIVITIES




 1998
------

The Company spun-off as a dividend its 24.9% net profits interest in the San Jose de Gracia mining property in Sinaloa, Mexico. This tranaction was recorded at book value in the amount of $500,000.

The Company acquired 25% of the outstanding common stock of Minera Finesterre S.A. de CV., the owner of 100% interest (subject to the 24.9% net profits interest) of the San Jose de Gracia mining property. $733,277 of this acquisition is recorded as settlement income.

The Company issued 34,714 shares of its common stock to related parties for consulting fees in the amount of $8,679.

 1997
-----

The Company issued 40,394 shares of its common stock to payoff notes payable issued that year including related interest totaling $161,516.

The Company issued 126,227 shares of its common stock to related parties for consulting fees in the amount of $31,557.






See accompanying notes.

                               DYNARESOURE, INC.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997




Note A - Nature of Business and Summary of Significant Accounting Policies:

History:
The Company, West Coast Mines, Inc., was organized September 28, 1937, as a California corporation. The Company was organized for the purpose of seeking, investigating, and, if such investigation warrants, acquiring assets, properties, and businesses and to engage in any substantial business opportunities.

The Company merged with Resolute Mining Corp., a Nevada corporation, on February 28, 1995. This business combination was accounted for as a purchase.

In 1994 the Company filed an amendment to its articles of incorporation to increase the authorized number of common stock from 750,000 shares to 50,000,000 shares and changed the par value of its common stock from $1.00 to $0.01 per share.

On November 1, 1998, the Company merged with DynaResource, Inc, a newly formed corporation, domiciled in the state of Delaware. This merger resulted in changing the Company's name to DynaResource, Inc., changing the state of incorporation from California to Delaware and reducing the Company's authorized common stock from 50,000,000 shares authorized to 12,500,000 shares authorized. This business combination was accounted for as a purchase.

Basis of Accounting:
It is the Company's policy to prepare its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles. Revenue is recorded as income in the period in which it is earned and expenses are recognized in the period in which the related liability is incurred.

Cash and Cash Equivalents:
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents. The Company places its cash investments in high quality financial institutions. At times, cash balances may be in excess of the FDIC insurance limit.

Property:
Property is carried at cost. Upon retirement or disposal, the asset cost and related accumulated depletion are removed from the accounts and any resulting gain or loss is included in the determination of net income.

Expenditures for geological and engineering studies, maintenance and claim renewals are charged to expense when incurred. Additions and significant improvements are capitalized and depleted.

                               DYNARESOURCE, INC.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997


Note A - Nature of Business and Summary of Significant Accounting Policies (continued):

Long-Lived Assets

The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from these estimates

Generally accepted accounting principals require recognition of impairment of long-lived assets in the event of net book value of such assets exceed the future undiscounted cash flows attributable to such assets. Consequently, the Company assesses its assets annually for impairment and writes down any amounts necessary as a result of the assessment.

Income Tax:
The Company is subject to the greater of federal income taxes computed under the regular system or the alternative minimum tax (AMT) system.

Earnings (Loss) per Common Share:
Earnings (loss) applicable to common stock is based on the weighted average number of shares of common stock and common stock equivalents outstanding during the year. The inclusion of common stock equivalents in the loss per share computation have not been included because they would be anti-dilutive under the treasury stock method.

Reverse stock split:
On January 31, 1997, the Company declared a one-for-four reverse stock split of its common stock. In connection with the stock split, the Company reduced common shares outstanding from 10,685,586, to 2,641,966. All share and per share data have been restated for all periods presented to reflect the stock split.

Note B - Accounts receivable - related party:

Included in accounts receivable - related party are amounts of $30,170 and $27,015 for reimbursement of legal fees spent during 1998 and 1997 respectively. Both of these amounts accrue interest at a rate of 12% per annum. Also included in this account is a note receivable from the same related party in the amount of $32,800. This note accrues interest at a rate of 10% per annum.

Note C - Marketable securities:

The Company purchased shares of a related party during 1997. These shares are considered trading securities. In accordance with the Company's policy of impairment of long-lived assets these securities were written down in amounts of $6,576 and $9,500 1998 and 1997 respectively.

                               DYNARESOURCE, INC.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997




Note D - Other current assets:

Prepaid expenses:
The Company recorded prepaid accounting and legal expenses in the amounts of $5,000 and $12,000 for 1998 and 1997 respectively.

Note E - Furniture and Equipment:

Furniture and equipment is stated at cost and consists of the following:

                                        1998         1997
                                        -------      -------
         Office furniture               $22,376      $22,376
         Lab equipment                   14,306       14,306
         Computer and peripherals         6,289        6,289
         Office equipment                 3,448        3,448
                                        -------      -------
                                         46,419       46,419
                                        -------      -------

         Less accumulated depreciation  (11,783)      (4,736)
                                        -------      -------
                                        $33,636      $41,683
                                        =======      =======

Depreciation has been provided for using the straight-line method over estimated useful lives of three to seven years.

Note F - Mining Properties:
                                              1998          1997
                                             --------      --------
         Pansey Lee mine (560 acres)         $631,737      $631,737
           Impairment allowance              (501,915)     (501,915)
                                             --------      --------
         Subtotal                             129,822       129,822
         Wikiup Claim (640 acres)              45,976        45,976
         Mining interest/note receivable            0       500,000
                                             --------      --------
           Total                             $175,798      $675,798
                                             ========      ========

                               DYNARESOURCE, INC.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997




Note F - Mining Properties (continued):

Mining interest/note receivable:

The Company owned a 24.9% net profits interest in the San Jose de Gracia mining property in Sinaloa, Mexico. The property includes all mining concessions now held or subsequently obtained within a 10 mile radius from the core of the property.

As stated within the mine operating agreement on the San Jose de Gracia property:

         The Company has no obligation to make additional advances to any party in connection with this mining interest.

         "Available cash" is defined as: "cash flows", less operating expenses, adjusted for increases or decreases in cash reserves.

         "Cash flows" is defined as : any consideration, including gross cash receipts from operation of the mine.

         "Operation of the mine" is defined as all income generating activity, which is derived from, or in any way related to, the San Jose property; including without limitation, the sale of minerals extracted from the property, the sale or licensing of any rights to derive minerals or income from the property; the sale of any rights in the concessions: and the sale, transfer, or assignment of any rights whatsoever to develop, operate, or produce the San Jose property.

         "Operating expenses" is defined as: the costs, charges, expenses and disbursements incurred in connection with development, maintenance, operation, management and production of the mine. Expressly excluded from such costs are exploration costs and property acquisition & maintenance costs.

         "Cash reserves" is defined as amounts of cash, derived from production of the mine, held in trust for contingent or unforeseen liabilities or obligations arising out of operation of the mine.

This mining interest was spun off and distributed as a dividend in 1998.

                               DYNARESOURCE, INC.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997

Note G - Investment:

The Company acquired 25% of the outstanding common stock of Minera Finesterre S.A. de CV (Minera), a private Mexican corporation, by way of a litigation settlement. Minera owns a 100% interest in the San Jose de Gracia mining property in Sinaloa, Mexico. Pursuant to this settlement the Company forgave future consideration including a $500,000 note and related interest, plus accelerated payback provisions on cash flows, and elected to retain the 24.9% net profits interest. Subsequent to this settlement the Company spun off and distributed as a dividend the 24.9% net profits interest.

Note H - Related party transactions:

The Company paid $126,029 and $193,891 in stock and cash to related parties for consulting and other fees during 1998 and 1997 respectively.

The Company rented office space from a related party on a month to month basis until May, 1997. The amount paid to a related party for rent amounted to $7,140.

Note I - Stockholders' Equity:

During the first quarter of 1997, the Company issued notes which converted at $4.00 per share into 40,000 shares of the Company's common stock. Upon the conversion of such notes into common stock, 40,000 "A" Warrants, exercisable at $8.00 per share; and 40,000 "B" Warrants, exercisable at $12.00 per share were issued. All such "A" and "B" Warrants terminate 90 days after the Company's common stock reaches the market price of $12.00 and $16.00 per share respectively.

Of the 451,750 stock options outstanding during 1997, 264,000 were exercised at a price of $1.00 per share and another 76,500 shares were converted at $1.50 per share. The remaining options expired on November 1, 1997.

On November 1, 1998 the Company authorized a dividend of the mining interest/note receivable referred to in Note F. This dividend was paid to DynaResource Properties, Inc., a private Delaware corporation. At the Record Date, the shareholders of DynaResource Properties, Inc. were identical to DynaResource, Inc. This nonmonetary transaction is charged against retained earnings at book value.

                               DYNARESOURCE, INC.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997




Note I - Stockholders' Equity (continued):

During 1998 the Company received $131,000 for 131,000 shares of its common stock. These shares have not been issued as of December 31, 1998 and are shown as paid in capital. These shares do not participate in the nonmonetary dividend.

Treasury Stock:
During 1997 the company acquired 63,386 shares of its own common stock ranging in price from $1.50 to $2.00 per share. The company reissued 15,200 of these shares for a price of $5.00 per share. These transactions were accounted for on a first in first out basis.

During 1998 the company sold 7,400 shares from treasury and acquired 10,000 shares.

There are 50,746 and 48,186 common shares held in treasury at the end of 1998 and 1997 respectively.

Note J - Revenue:

The Company received $50,000 during 1998 from a five year lease/sale agreement on its Humboldt County, Nevada (Pansey Lee) 560 acre mining property. The terms of the lease are as follows:

A.       1st year (1/23/98):                    $   50,000
B.       2nd year (1/23/99):                    $  100,000
C.       3rd year (1/23/00):                    $  150,000
D.       4th year (1/23/01):                    $  250,000
E.       5th year (1/23/02):                    $  250,000

Total Lease payments receivable                 $  800,000
Sale price option                               $2,000,000
Total Lease & Sale                              $2,800,000

If lessor decides to purchase property prior to end of lease term, all lease payments are immediately due and payable.

The Company retains a 2.5% gross royalty on any and all production.

                               DYNARESOURCE, INC.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997



Note J - Revenue (continued):

Settlement income:

The company recorded $733,277 as income in the settlement for 25% of the stock of Minera referred to in Note G.

Note K - Income Taxes:

The Company has net operating loss carryforwards of approximately $800,000 at December 31, 1998 that is available to offset its future income tax liability.

No deferred tax asset has been recognized for the operating loss carryforward as it is more likely than not that All or a portion of the net operating loss will not be realized and any valuation allowance would reduce the benefit to zero.